Shareholder Letter Q3 FY18

From the CEOs

Fellow shareholders,

We're fresh off another quarter of strong financial, customer and product growth. Revenue for the quarter was $223.7 million, up 40% year-over-year, with free cash flow of $86.4 million. We added 6,587 new customers this quarter, bringing our total customer count to 119,158. For the second quarter in a row, we achieved record quarterly customer growth, surpassing 6,000 net new customers for the first time in our history. This is another step towards our goal of serving the Fortune 500,000.

Word-of-mouth referrals continue to drive more new business for us than any ad campaign or brand initiative, and cultivating a community of user champions remains a top focus for us. We have nearly completed our global Team Tour event series where we are engaging with thousands of users and partners in 11 cities around the globe. And throughout the quarter, consistent with quarters past, thousands more of our users came together at Atlassian User Group meetings worldwide to share best practices around improving teamwork at their companies.

We also continued to demonstrate the vibrancy of our R&D engine, announcing a number of updates across our family of products. And we shared plans to open a new Atlassian office in the dynamic technology hub of Bengaluru, India.

Confluence serves 40,000+ customers in new and beautiful ways

When we first created Confluence in 2004, Atlassian was two years old and had just a handful of employees. Although our customers were primarily software teams at that time, we built Confluence as a versatile platform any team could use to connect with each other and with the teams around them. And it worked.

Today, we're proud to announce that Confluence Cloud, Server, and Data Center editions are used by more than 40,000 customers worldwide, supporting millions of users each month creating and sharing content, and spanning every type of team and industry imaginable. Confluence has become indispensable for customers such as Rent the Runway, the New York Times, Morningstar, and ANZ Bank as they collaborate on project plans, documentation, and much more.

Part of what makes Confluence so popular is its ease of use, which we continuously improve through feature and UI updates. This quarter, customers who use our two on-premises deployment options—Server and Data Center—were introduced to a simplified and beautiful new user interface, employing the new design language we rolled out in Cloud earlier this fiscal year. It includes updated color palettes, easy-to-read typography, and intuitive icons to help users find and create content quickly.

ATLASSIAN Q3 FY18 2

Q3 FY18 We also added a number of improved features for Conuence Server. We enhanced @mentions, making them smart enough to auto-suggest usersyou've been collaborating with recently and whose work is most relevant to yours,connecting users to valuable content more quickly. We updated our email notication system, shifting from a larger volume of individual notications about edits, likes, shares, and comments to a convenient digest that summarizes all changes into a single email thread. And we released a new mobile app for Conuence Server, allowing users to create, edit, share, and comment on pages directly from their phone or tablet. 3

Celebrating our first anniversary with Trello 🎉

It's hard to believe but we just passed one year since we welcomed Trello to the Atlassian family. We were first attracted to Trello by its tremendous growth potential and its fit with our products, business model, and people. Over the past year, our conviction in Trello's business and team has only strengthened, and we are delighted by how seamlessly Trello's integration with Atlassian has progressed.

Our initial focus when we acquired Trello was to ensure its tremendous momentum continued. Trello has more than delivered on that objective. At our Summit user conference in September 2017, we announced that Trello boasts over 25 million registered users—up from roughly 19 million at the end of calendar year 2016. This growth spans the globe. Trello is used in more than 200 countries, and available in over 20 languages. In fact, Trello recently surpassed one million registered users in each of these four key markets: the United States, Brazil, United Kingdom, and France. We look forward to introducing Trello to millions more users around the world, no matter where they are or in what language they're collaborating.

This rapid expansion has attracted a growing ecosystem of companies who want to integrate their applications with Trello. Similar to other products in the Atlassian family, add-on apps are a big part of what makes Trello so powerful—and what keeps users coming back for more. These integrations, called "Power-Ups," can be enabled on Trello boards to add additional capabilities and extend Trello to a broader set of use cases. For example, Power-Ups can be used to add a calendar to a board, create custom fields on cards, or even pull in real-time information from external services like Evernote or Dropbox.

In response to the growing popularity of Trello Power-Ups, and the broader set of Power-Ups being developed, we created a new curated online directory to help Trello users discover the many ways they can extend and enhance Trello. The directory offers access to more than 80 Power-Ups today.



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For agile teams using Trello, Corrello gives you burndowns, burnups, CFDS, cycle time and more
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Automate your Trello boards with rules, scheduled commands and custom buttons.
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Connect Bitbucket and Trello to help your software team plan and track work. The Bitbucket Power-up allows you to: Quickly jump t...

ATLASSIAN Q3 FY18 4

Q3 FY18 5 Bengaluru, here we come Atlassian has always focused on smart growth, nding and tapping the best sources of talent no matter where they might be around the globe. As we look forward to growing our team to 5,000 Atlassians and beyond, we've established Bengaluru, India as our newest location to grow our talent and culture. We plan to develop the Bengaluru oce into a world-class R&D and customer support center, alongside our sizable engineering and product teams in the United States and Australia, which will also continue to grow. Initial hiring is already under way. We've hired our rst functional leaders in Bengaluru, and plan to expand further in the coming months by adding a number of people in engineering, recruiting, design, product management, and customer support roles.

Customer bonanza: Team Tour, Atlassian User Groups, and the Atlassian Community online

We've nearly completed our Team Tour of 11 cities around the globe, which started in Amsterdam in February and finishes in Tokyo on May 23. Over the course of these events, we will have met with almost 3,000 Atlassian users and partners, sharing product updates, swapping tips, and exchanging stories and ideas about modern teamwork.

The Team Tour attracted users from both technical and non-technical backgrounds, which was reflected in the diverse range of keynote presentations. For instance, in Washington D.C., our keynote speaker from Blackstone Federal explained how a large U.S. federal agency has used the Atlassian product suite to cut costs and better enforce standards and policies. In Amsterdam, our presenter from Air France KLM discussed how their business and development teams are using our products to work together more closely. We also welcomed speakers from customers like eBay, Deutsche Telekom, LinkedIn, Lyft, Adobe, and Fox Networks, who spoke about the role our tools play in unleashing the potential of a broad range of teams across their organizations.



SAN FRANCISCO
TEAM TOUR



TEAM TOUR

In addition to the Team Tour, more than 4,000 Atlassian users gathered at 177 Atlassian User Group (AUG) meetings in 98 cities across 33 countries during Q3. The AUG gatherings bring users together every month to network, solve problems, and find new ways to use our products, highlighting the vibrant community that has grown around Atlassian.

During the quarter, we also celebrated the one-year anniversary of the Atlassian Community (http://community.atlassian.com), an online destination for existing customers, future customers, and our ecosystem of partners and app developers. The online community has grown to more than

ATLASSIAN Q3 FY18 6

one million members who exchange ideas, offer tips, help onboard new users, and provide valuable product feedback. It is a shining example of the size and energy of the global community involved with our products and practices, all championing better ways of working inside their organizations.

Board of Directors announcements

We are pleased to share two changes to our Board of Directors.



Shona Brown
Chair of the Board



Sasan Goodarzi
Board Member

First, we are pleased to announce the appointment of Shona Brown to Chair of the Board, succeeding Scott Farquhar, who remains on the Board. Shona has served as a member of Atlassian's Board since November 2015, and also as Chair of the Compensation and Leadership Development Committee.

Shona is a former member of the Google executive team, which she joined in 2003. She served as vice president of business operations from 2003 to 2006 and as senior vice president of business operations from 2006 to 2011, after which she transitioned to a role leading Google's technology for social impact efforts until 2012. Shona moved into a senior advisory role with Google from 2013 to 2015. Previously, Shona was a partner at McKinsey & Company, a management consulting firm. She is currently an advisor and board member to a portfolio of technology startups and also serves on the board of PepsiCo. Shona holds a bachelor of computer systems engineering from Carleton University, a master of arts in philosophy and economics from Oxford University (which she attended as a Rhodes scholar) and a Ph.D. in industrial engineering and industrial management from Stanford University. Shona's experience advising on organizational structure, operational excellence and culture as Google grew from 1,000 to 30,000 employees during her tenure will continue to be invaluable as Atlassian scales through one billion dollars in annual revenue and beyond.

Second, we are excited to welcome Sasan Goodarzi to our Board. Sasan is executive vice president and general manager of Intuit's Small Business and Self-Employed Group. Appointed to this role in May 2016, he leads an organization that offers a global platform with a suite of products and services under the QuickBooks brand in pursuit of Intuit's mission of powering prosperity around the world.

Sasan has held multiple general management positions during two separate stints at Intuit, including as senior vice president and general manager for the company’s ProTax division and Intuit Financial Services from 2004 to 2010, as chief information officer leading Intuit's transition to the cloud from 2011 to 2013, and as the general manager and executive vice president of TurboTax from 2013 to 2016.

ATLASSIAN Q3 FY18 7

Prior to joining Intuit, Sasan worked for Invensys, a global provider of industrial automation, transportation and controls technology, serving as global president of the products group. He also held a number of senior leadership roles in the automation control division at Honeywell.

Sasan earned his bachelor's degree in electrical engineering at the University of Central Florida and a master's degree in business administration from the Kellogg School of Management at Northwestern University.

We look forward to working closely with Shona, Sasan, and the rest of our world-class Board members. In the meantime, it's full steam ahead into the final quarter of our FY18 as we pursue our mission of unleashing the potential of every team.

Best Wishes,

Mike Cannon-Brookes and Scott Farquhar



Mike Cannon-Brookes
Co-founder and CEO



Scott Farquhar
Co-founder and CEO

ATLASSIAN Q3 FY18 8

Jay Simons
President

Customer highlights

Our customers represent diverse industries and geographies, from start-ups to blue chips, thanks to a highly automated sales model that allows us to target the Fortune 500,000.

We finished the third quarter of fiscal 2018 with 119,158 customers, as a result of the addition of 6,587 net-new customers this quarter. Over 80% of our net-new customers in Q3'18 chose one or more of our Cloud products. The customer growth during the quarter was driven by each of our core Cloud products.

Customers

Period ended



54,262
57,431
60,950
65,673
68,837
85,031*
89,237
107,746**
112,571
119,158
Q2'16
Q3'16
Q4'16
Q1'17
Q2'17
Q3'17
Q4'17
Q1'18
Q2'18
Q3'18

*Includes an increase of 12,789 customers as a result of our acquisition of Trello during the third quarter of fiscal 2017.
**Includes an increase of 14,263 customers primarily as a result of Bitbucket Cloud pricing changes.

Customers: We define the number of customers at the end of any particular period as the number of organizations with unique domains that have at least one active and paid license or subscription of our products for which they paid approximately $10 or more per month. While a single customer may have distinct departments, operating segments or subsidiaries with multiple active licenses or subscriptions of our products, if the product deployments share a unique domain name, we only include the customer once for purposes of calculating this metric. We define active licenses as those licenses that are under an active maintenance or subscription contract as of period end.

ATLASSIAN Q3 FY18 9

Some of the new customers we added during the quarter include premium eyewear company Luxottica, electric car developer Faraday Future, the French consumer goods and home improvement company Adeo, the genetics testing laboratory Baylor Genetics, the Brazilian port terminal Portonave, luxury jewelry retailer Tiffany & Co., and the State of Nebraska.

Customers use our products in a variety of ways, across all types of teams. While it would be difficult to list the thousands of use cases for our products, we'd like to share a handful of the stories our customers share with us each quarter. These examples illustrate the breadth of application and versatility of our products, as well as how we expand across teams, departments and customer organizations.

Be The Match

Empowering life-saving bone marrow transplants

Be The Match is the largest DNA registry in the world, operated by the nonprofit National Marrow Donor Program. It focuses on finding life-saving bone marrow transplants for blood cancer patients through its registry of 30 million potential donors.

Be The Match develops software for transplant centers that connect donors with cancer patients who match their genetic makeup. Before Atlassian, the organization's development team had disparate homegrown and one-off vendor solutions, resulting in duplicate efforts and lack of visibility across engineering, business owners, and leadership. The engineering group started using Jira, and for the first time could track, coordinate, and deploy multiple complex initiatives concurrently. Teams instantly took to Jira and it began to spread across numerous projects. Following this success, Be the Match rolled out the full Atlassian product suite. It switched to Bitbucket to manage code and adopted Confluence for managing documentation, use cases, and requirements. Its integrated Atlassian suite aligns its teams across the U.S. and Europe on all projects.

Atlassian empowers Be The Match to develop critical, life-saving applications that improve the donor matching process. "The improved efficiency, speed, and quality has helped us put more cures for cancer into the hands of our transplant center physicians," said Mike McCullough, Chief Information Officer, Be The Match.

Domino's Pizza

Delivering technology—and pizza—faster

Domino's Pizza, a world leader in on-demand pizza delivery, uses Atlassian tools to make it easier for its customers to order pizza through their mobile apps, Facebook, Twitter, Alexa, the Domino's website and elsewhere.

On the surface, Domino's may be thought of as a standard pizza company. However, under the hood it is a technology-driven e-commerce giant, with $5.6 billion in digital sales in 2016. Domino's relies on Atlassian tools to get their innovations into the hands of its consumers and employees faster.

ATLASSIAN Q3 FY18 10

Ensuring technology security used to be a speed bump in the Domino's DevOps workflow. The security team was typically brought into projects late in the process, and determining the security requirements alone often took hours of meetings. Looking for a better way to work, the security team looked to the development team's tools and best practices. The development team was using Confluence to create and share specifications, and Jira Software to track and manage tickets and tasks. The security team realized that they could use these Atlassian tools to connect with the development team and streamline their process.

Domino's security team worked with Forty8Fifty Labs, an authorized Atlassian partner, to loop the security team into the DevOps process much earlier using Confluence and Jira. They created a customized Atlassian app that includes a Confluence form for developers to submit security-related information, which generates Jira tickets based on the information provided. What previously required some 20 hours of meetings and review can now be resolved within minutes. Domino's was able to break down barriers between teams by automating a unique workflow—the kind of automation that is a key driver of efficiency in today's software-reliant world.

In addition to Jira and Confluence, Domino's uses Jira Service Desk, Bitbucket, and Hipchat, all of which allow Domino's to keep its focus on customers. Atlassian tools help Domino's teams make ordering pizza easier, faster, and more secure.

Multinational semiconductor company

Rapid adoption of Jira and Confluence company-wide

A multi-national semiconductor company began using Atlassian products in 2007, in a way familiar to many customers: with the purchase of a single Jira license, costing $1,200 annually. Over time, our products spread throughout the company as teams replaced their legacy collaboration tools with Jira, Confluence, and Bitbucket.

To date, the company's 9,000 Jira users have logged over 700,000 issues. The company even set up a separate Jira instance to manage work with external partners and vendors. Now it's taking the next step, switching to Jira Software Data Center to take advantage of easy scaling and upgrade capabilities.

Not to be outdone, Confluence and Bitbucket have also gone viral within the company. Over the past year, the company has been adding over 100 new Confluence users each month. Today, they have over 10,000 Confluence users across the company. This customer now spends over $300,000 with Atlassian annually—and it all started with that modest $1,200 spend.

ATLASSIAN Q3 FY18

11

James Beer
Chief Financial Officer

Financial highlights

Third quarter fiscal 2018 financial summary

(in thousands, except per share data)

	Three Months Ended March 31,	
IFRS Results	2018	2017
Revenue	$223,723	$159,909
Gross profit	$178,483	$127,014
Gross margin	*79.8%*	*79.4%*
Operating loss	($10,880)	($23,063)
Operating margin	*(4.9%)*	*(14.4%)*
Net loss	($14,266)	($17,461)
Net loss per share - diluted	($0.06)	($0.08)
Non-IFRS Results		
Gross profit	$186,806	$133,774
Gross margin	*83.5%*	*83.7%*
Operating income	$38,365	$24,492
Operating margin	*17.1%*	*15.3%*
Net income	$24,590	$18,932
Net income per share - diluted	$0.10	$0.08
Free cash flow	$86,383	$68,300

A reconciliation of IFRS to non-IFRS measures is provided within tables at the end of this letter, in our earnings press release and posted on our Investor Relations website at https://investors.atlassian.com.

Third quarter fiscal 2018 results

Revenue

Total revenue for the third quarter of fiscal 2018 was $223.7 million, up 40% year-over-year.

Our revenue by line item for the quarter is as follows:

- Subscription revenue primarily relates to fees earned from sales of our Cloud products. A portion of this revenue also relates to sales of our Data Center products, which are server products sold to our largest enterprise customers on a subscription basis. We recognize subscription revenue ratably over the term of the contract. For Q3'18, subscription revenue was $105.6 million, up 67% year-over-year. This was the first time in our history that quarterly subscription revenue surpassed $100 million.
- Maintenance revenue represents fees earned from providing customers updates, upgrades and technical product support for our perpetual license products. Maintenance revenue is recognized ratably over the support period, which is typically 12 months. For Q3'18, maintenance revenue was $82.0 million, up 22% year-over-year.

ATLASSIAN Q3 FY18 12

- License revenue consists of fees earned from the sale of perpetual licenses for our server products, and is recognized at the time of sale. For Q3'18, license revenue was $21.3 million, up 9% year-over-year.
- Other revenue includes our portion of the fees received for sales of third-party apps in the Atlassian Marketplace, and for training services. For Q3'18, other revenue was $14.9 million, up 49% year-over-year.



Revenue
U.S. $ in millions (Y/Y growth rate in %)
$149
$160
$174
$194
$213
$224
36%
36%
37%
42%
43%
40%
Q2'17
Q3'17
Q4'17
Q1'18
Q2'18
Q3'18



Revenue by type
U.S. $ in millions (Y/Y growth rate in %)
$149
16%
22%
66%
$160
19%
19%
64%
$174
8%
22%
66%
$194
14%
24%
69%
$213
20%
24%
70%
$224
9%
22%
67%
Q2'17
Q3'17
Q4'17
Q1'18
Q2'18
Q3'18
Subscription
Maintenance
Perpetual License
Other

ATLASSIAN Q3 FY18 13

Margins and operating expenses

IFRS gross margin for Q3'18 was 79.8%, compared with 79.4% for Q3'17. Non-IFRS gross margin for Q3'18 was 83.5%, compared with 83.7% for Q3'17. As we have discussed in prior quarters, gross margin for the quarter included accelerated depreciation expense incurred as part of our transition from our self-managed data centers to our third-party cloud provider. Due to the successful migration of all our Jira and Confluence Cloud customers to our new Cloud platform on AWS, we shortened the useful life of our self-managed data center equipment to the end of Q3'18. The remaining accelerated depreciation was reflected in our Q3'18 cost of revenues, and we do not expect to incur material further depreciation related to our previous self-managed Cloud infrastructure going forward.

On an IFRS basis, operating expenses were $189.4 million in Q3'18, up 26% from $150.1 million in Q3'17. On a non-IFRS basis, operating expenses were $148.4 million in Q3'18, up 36% from $109.3 million in Q3'17.

- Research & development expense on an IFRS basis was $108.5 million in Q3'18, compared with $82.3 million in Q3'17. Research & development expense on a non-IFRS basis was $83.2 million or 37.2% of revenue in Q3'18, compared with $60.6 million or 37.9% of revenue in Q3'17.
- Marketing & sales expense on an IFRS basis was $48.7 million in Q3'18, compared with $36.6 million in Q3'17. Marketing & sales expense on a non-IFRS basis was $33.8 million or 15.1% of revenue in Q3'18, compared with $26.4 million or 16.5% of revenue in Q3'17.
- General & administrative expense on an IFRS basis was $32.2 million in Q3'18, compared with $31.2 million in Q3'17. General & administrative expense on a non-IFRS basis was $31.4 million or 14.0% of revenue in Q3'18, compared with $22.2 million or 13.9% of revenue in Q3'17.

Total employee headcount was 2,503 at the end of Q3'18, an increase of 95 employees since the end of Q2'18.

IFRS operating loss was $10.9 million for Q3'18, compared with $23.1 million for Q3'17. Non-IFRS operating income was $38.4 million, or 17.1% of revenue for Q3'18, compared with $24.5 million or 15.3% of revenue for Q3'17.

Net income

IFRS net loss was $14.3 million, or ($0.06) per diluted share, for Q3'18, compared with an IFRS net loss of $17.5 million, or ($0.08) per diluted share, for Q3'17. Non-IFRS net income was $24.6 million, or $0.10 per diluted share, for Q3'18, compared with $18.9 million, or $0.08 per diluted share, for Q3'17.

Our non-IFRS net income per share in Q3'18 was higher than our target of $0.08 per diluted share due to lower than expected tax expense during the quarter. The tax expense was attributable to the final mix of income and deductions we recorded across our geographical jurisdictions and entities, and how we account for them under IFRS. This geographical mix can vary from quarter to quarter,

ATLASSIAN Q3 FY18 14

Q3 FY18 creating the potential for volatility in our tax rate from one quarter to the next. Our estimated annual tax rate does not tend to demonstrate this same level of volatility from quarter to quarter. Balance sheet Atlassian nished Q3'18with $763.9 million in cash and cash equivalents and short-term investments. Free cash ow Free cash ow for Q3'18was $86.4 million, comprised of cash ow from operations of $91.7 million, less capital expenditures of $5.3 million. Free cash ow margin for Q3'18, dened as free cash ow as a percentage of revenue, was 38.6%. 15

Q3 FY18 Financial targets for Q4’18 and full year scal 2018 16 Financial Targets IFRS Three Months Ending June 30, 2018 Fiscal Year Ending June 30, 2018 Revenue $232 million to $234 million $862 million to $864 million Gross margin 81% 80% Operating margin (5%) (7%) Net loss per share - diluted ($0.05) ($0.44) to ($0.43) Weighted-avg. shares used in computing diluted IFRS net loss per share 234 million to 235 million 231 million to 232 million Non-IFRS Three Months Ending June 30, 2018 Fiscal Year Ending June 30, 2018 Gross margin 85% 84% Operating margin 19% 19% Net income per share - diluted $0.12 $0.47 to $0.48 Weighted-avg. shares used in computing diluted non-IFRS net income per share 246 million to 247 million 243 million to 244 million Free cash flow not provided $265 million to $272 million Our revenue target for scal 2018 includes approximately $20 million of revenue contribution from Trello, and also assumes that the Cloud per-user pricing changes we announced in July 2017 will contribute low single-digit points of annual revenue growth in scal 2018. While we do not provide IFRS and non-IFRS eective tax rate targets for full-year scal 2018 or scal 2019, we expect the recent change in U.S. corporate income tax rates will have a very modest impact on our scal 2018 net income. We anticipate greater eective tax rate benets in scal 2019, which begins in July 2018.

Atlassian Corporation Plc

Consolidated statements of operations

(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2017	Nine Months Ended March 31, 2018	Nine Months Ended March 31, 2017
Revenues:				
Subscription	$ 105,604	$ 63,369	$ 285,775	$ 169,626
Maintenance	81,953	67,072	238,630	193,873
Perpetual license	21,273	19,495	62,967	55,206
Other	14,893	9,973	42,795	26,900
Total revenues	223,723	159,909	630,167	445,605
Cost of revenues (1) (2)	45,240	32,895	128,494	82,356
Gross profit	178,483	127,014	501,673	363,249
Operating expenses:				
Research and development (1)	108,544	82,262	304,730	219,477
Marketing and sales (1) (2)	48,652	36,625	138,928	89,021
General and administrative (1)	32,167	31,190	106,476	85,581
Total operating expenses	189,363	150,077	550,134	394,079
Operating loss	(10,880)	(23,063)	(48,461)	(30,830)
Other non-operating income (expense), net	740	(492)	(418)	(806)
Finance income	2,001	1,040	4,824	3,803
Finance costs	(8)	(6)	(24)	(51)
Loss before income tax benefit (expense)	(8,147)	(22,521)	(44,079)	(27,884)
Income tax benefit (expense)	(6,119)	5,060	(49,411)	6,088
Net loss	$ (14,266)	$ (17,461)	$ (93,490)	$ (21,796)
Net loss per share attributable to ordinary shareholders:				
Basic	$ (0.06)	$ (0.08)	$ (0.41)	$ (0.10)
Diluted	$ (0.06)	$ (0.08)	$ (0.41)	$ (0.10)
Weighted-average shares outstanding used to compute net loss per share attributable to ordinary shareholders:				
Basic	232,221	223,333	230,180	221,034
Diluted	232,221	223,333	230,180	221,034

(1) Amounts include share-based payment expense, as follows:

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2017	Nine Months Ended March 31, 2018	Nine Months Ended March 31, 2017
Cost of revenues	$ 3,021	$ 1,853	$ 9,193	$ 4,697
Research and development	25,347	21,628	78,338	54,786
Marketing and sales	5,816	5,336	18,161	11,940
General and administrative	737	8,965	18,705	24,688

(2) Amounts include amortization of acquired intangible assets, as follows:

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2017	Nine Months Ended March 31, 2018	Nine Months Ended March 31, 2017
Cost of revenues	$ 5,302	$ 4,907	$ 15,889	$ 9,307
Marketing and sales	9,022	4,866	27,067	5,281

ATLASSIAN Q3 FY18

17

Q3 FY18 Atlassian Corporation Plc Consolidated statements of nancial position (U.S. $ in thousands) (unaudited) 18 March 31, 2018 June 30, 2017 Assets Current assets: Cash and cash equivalents $ 393,513 $ 244,420 Short-term investments 370,353 305,499 Trade receivables 38,469 26,807 Current tax receivables 13,129 12,445 Prepaid expenses and other current assets 22,697 23,317 Total current assets 838,161 612,488 Non-current assets: Property and equipment, net 35,098 41,173 Deferred tax assets 97,234 188,239 Goodwill 312,048 311,900 Intangible assets, net 77,978 120,789 Other non-current assets 12,226 9,269 Total non-current assets 534,584 671,370 Total assets $ 1,372,745 $ 1,283,858 Liabilities Current liabilities: Trade and other payables $ 100,106 $ 73,192 Current tax liabilities 22 2,207 Provisions 6,882 6,162 Deferred revenue 308,181 245,306 Total current liabilities 415,191 326,867 Non-current liabilities: Deferred tax liabilities 42,951 43,950 Provisions 4,209 3,333 Deferred revenue 17,861 10,691 Other non-current liabilities 9,820 4,969 Total non-current liabilities 74,841 62,943 Total liabilities 490,032 389,810 Equity Share capital 23,318 22,726 Share premium 453,894 450,959 Other capital reserves 518,793 437,346 Other components of equity 3,427 6,246 Accumulated deficit (116,719) (23,229) Total equity 882,713 894,048 Total liabilities and equity $ 1,372,745 $ 1,283,858

Q3 FY18 Three Months Ended March 31, Nine Months Ended March 31, 2018 2017 2018 2017 Operating activities Loss before income tax benefit (expense) $ (8,147) $ (22,521) $ (44,079) $ (27,884) Adjustments to reconcile loss before income tax benefit (expense) to net cash provided by operating activities: Depreciation and amortization 20,111 18,485 61,681 37,780 Gain on sale of investments and other assets (1,193) (15) (1,225) (422) Net unrealized foreign currency (gain) loss 67 209 (95) 1 Share-based payment expense 34,921 37,782 124,397 96,111 Interest income (2,001) (1,040) (4,824) (3,803) Changes in assets and liabilities: Trade receivables (3,500) 2,155 (11,887) (9,913) Prepaid expenses and other assets (236) (89) 907 (2,859) Trade and other payables, provisions and other non-current liabilities 27,311 12,707 33,569 9,308 Deferred revenue 24,343 25,035 70,045 49,352 Interest received 1,677 1,470 4,468 5,147 Income tax paid, net of refunds (1,677) (1,255) (3,704) (4,034) Net cash provided by operating activities 91,676 72,923 229,253 148,784 Investing activities Business combinations, net of cash acquired — (362,795) — (381,090) Purchases of property and equipment (5,293) (4,623) (12,407) (9,921) Proceeds from sale of other assets 1,000 — 1,000 342 Purchases of investments (64,896) (105,021) (292,024) (338,385) Proceeds from maturities of investments 43,217 23,088 125,104 80,188 Proceeds from sales of investments 18,907 235,173 100,965 433,761 Increase in restricted cash (96) — (3,237) (3,369) Payment of deferred consideration (3,290) — (3,290) (935) Net cash used in investing activities (10,451) (214,178) (83,889) (219,409) Financing activities Proceeds from exercise of share options 932 1,535 3,087 7,403 Net cash provided by financing activities 932 1,535 3,087 7,403 Effect of exchange rate changes on cash and cash equivalents 451 440 642 395 Net increase (decrease) in cash and cash equivalents 82,608 (139,280) 149,093 (62,827) Cash and cash equivalents at beginning of period 310,905 336,162 244,420 259,709 Cash and cash equivalents at end of period $ 393,513 $ 196,882 $ 393,513 $ 196,882 Atlassian Corporation Plc Consolidated statements of cash ows (U.S. $ in thousands)  (unaudited) 19

Atlassian Corporation Plc

Reconciliation of IFRS to non-IFRS results

(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended March 31,		Nine Months Ended March 31,	
	2018	2017	2018	2017
Gross profit				
IFRS gross profit	$ 178,483	$ 127,014	$ 501,673	$ 363,249
Plus: Share-based payment expense	3,021	1,853	9,193	4,697
Plus: Amortization of acquired intangible assets	5,302	4,907	15,889	9,307
Non-IFRS gross profit	$ 186,806	$ 133,774	$ 526,755	$ 377,253
Operating income				
IFRS operating loss	$ (10,880)	$ (23,063)	$ (48,461)	$ (30,830)
Plus: Share-based payment expense	34,921	37,782	124,397	96,111
Plus: Amortization of acquired intangible assets	14,324	9,773	42,956	14,588
Non-IFRS operating income	$ 38,365	$ 24,492	$ 118,892	$ 79,869
Net income				
IFRS net loss	$ (14,266)	$ (17,461)	$ (93,490)	$ (21,796)
Plus: Share-based payment expense	34,921	37,782	124,397	96,111
Plus: Amortization of acquired intangible assets	14,324	9,773	42,956	14,588
Less: Income tax effects and adjustments	(10,389)	(11,162)	11,673	(25,587)
Non-IFRS net income	$ 24,590	$ 18,932	$ 85,536	$ 63,316
Net income per share				
IFRS net loss per share - basic	$ (0.06)	$ (0.08)	$ (0.41)	$ (0.10)
Plus: Share-based payment expense	0.15	0.17	0.54	0.44
Plus: Amortization of acquired intangible assets	0.06	0.04	0.19	0.07
Less: Income tax effects and adjustments	(0.04)	(0.05)	0.05	(0.12)
Non-IFRS net income per share - basic	$ 0.11	$ 0.08	$ 0.37	$ 0.29
IFRS net loss per share - diluted	$ (0.06)	$ (0.08)	$ (0.41)	$ (0.10)
Plus: Share-based payment expense	0.14	0.17	0.53	0.42
Plus: Amortization of acquired intangible assets	0.06	0.04	0.18	0.06
Less: Income tax effects and adjustments	(0.04)	(0.05)	0.05	(0.11)
Non-IFRS net income per share - diluted	$ 0.10	$ 0.08	$ 0.35	$ 0.27
Weighted-average diluted shares outstanding				
Weighted-average shares used in computing diluted IFRS net loss per share	232,221	223,333	230,180	221,034
Plus: Dilution from share options and RSUs (1)	12,356	12,900	13,185	13,900
Weighted-average shares used in computing diluted non-IFRS net income per share	244,577	236,233	243,365	234,934
Free cash flow				
IFRS net cash provided by operating activities	$ 91,676	$ 72,923	$ 229,253	$ 148,784
Less: Capital expenditures	(5,293)	(4,623)	(12,407)	(9,921)
Free cash flow	$ 86,383	$ 68,300	$ 216,846	$ 138,863

(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the three and nine months ended March 31, 2018 and 2017 because the effect would have been anti-dilutive.

ATLASSIAN Q3 FY18

20

Q3 FY18 Atlassian Corporation Plc Reconciliation of IFRS to non-IFRS nancial targets (U.S. $) 21 Three Months Ending June 30, 2018 Fiscal Year Ending June 30, 2018 Revenue $232 million to $234 million $862 million to $864 million IFRS gross margin 81% 80% Plus: Share-based payment expense 2 2 Plus: Amortization of acquired intangible assets 2 2 Non-IFRS gross margin 85% 84% IFRS operating margin (5%) (7%) Plus: Share-based payment expense 18 19 Plus: Amortization of acquired intangible assets 6 7 Non-IFRS operating margin 19% 19% IFRS net loss per share - diluted ($0.05) ($0.44) to ($0.43) Plus: Share-based payment expense 0.17 0.68 Plus: Amortization of acquired intangible assets 0.06 0.24 Less: Income tax effects and adjustments (0.06) (0.01) Non-IFRS net income per share - diluted $0.12 $0.47 to $0.48 Weighted-average shares used in computing diluted IFRS net loss per share 234 million to 235 million 231 million to 232 million Dilution from share options and RSUs (1) 12 million 12 million Weighted-average shares used in computing diluted non-IFRS net income per share 246 million to 247 million 243 million to 244 million IFRS net cash provided by operating activities $295 million to $302 million Less: Capital expenditures (30 million) Free cash flow $265 million to $272 million (1) The effect of these dilutive securities are not included in our IFRS calculation of diluted net loss per share for the three months ending March 31, 2018 and fiscal year ending June 30, 2018 because the effect would be anti-dilutive.(1) The eect of these dilutive securities are not included in our IFRS calculation of diluted net loss per share for the three months ending June 30, 2018 and scal year ending June 30, 2018 because the eect would be anti-dilutive.

Q3 FY18 22 Forward-looking statements This shareholder letter contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our protability, products, customers, expansion, technology and other key strategic areas, and our nancial targets such as revenue, share count and IFRS and non-IFRS nancial measures including gross margin, operating margin, net income per diluted share and free cash ow. We undertake no obligation to update any forward-looking statements made in this shareholder letter to reect events or circumstances after the date of this shareholder letter or to reect new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could dier materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could aect our nancial results is included in lings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Forms 20-F and 6-K (reporting our quarterly results). These documents are available on the SEC Filings section of the Investor Relations section of our website at: https:// investors.atlassian.com. About non-IFRS nancial measures Our reported results and nancial targets include certain non-IFRS nancial measures, including non-IFRS gross prot, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash ow. Management believes that the use of these non- IFRS nancial measures provides consistency and comparability with our past nancial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP nancial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our operating results. The non-IFRS results should not be considered a substitute for nancial information presented in accordance with IFRS, and may be dierent from non-IFRS or non-GAAP measures used by other companies. Our non-IFRS nancial measures reect adjustments based on the items below: • Non-IFRS gross prot. Excludes expenses related to share-based compensation and amortization of acquired intangible assets. • Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets. • Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share based compensation, amortization of acquired intangible assets, the related income tax eects on these items and changes in our assessment regarding the realizability of our deferred tax assets. • Free cash ow. Free cash ow is dened as net cash provided by operating activities less capital expenditures, which consists of purchases of property and equipment and acquired intangible assets. We exclude expenses related to share-based compensation, amortization of acquired intangible assets, the related income tax eects on these items and changes in our assessment regarding the realizability of our deferred tax assets from certain of our non-IFRS nancial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be dicult to predict and varies from period to period and company to company due to diering valuation methodologies, subjective assumptions and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS nancial measures that exclude share-based compensation expense, amortization of acquired intangible assets, the related income tax eects on these items and changes in our assessment regarding the realizability of our deferred tax assets allow for more meaningful comparisons between our operating results from period to period.

Q3 FY18 23 Management considers free cash ow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions and strengthening our statement of nancial position. Management uses non-IFRS gross prot, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share and free cash ow: • As measures of operating performance, because these nancial measures do not include the impact of items not directly resulting from our core operations; • For planning purposes, including the preparation of our annual operating budget; • To allocate resources to enhance the nancial performance of our business; • To evaluate the eectiveness of our business strategies; and • In communications with our Board of Directors concerning our nancial performance.  The tables in this shareholder letter titled “Reconciliation of IFRS to non-IFRS results” and “Reconciliation of IFRS to non-IFRS nancial targets” provide reconciliations of non-IFRS nancial measures to the most recent directly comparable nancial measures calculated and presented in accordance with IFRS. We understand that although non-IFRS gross prot, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share and free cash ow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. About Atlassian Atlassian unleashes the potential of every team. Our collaboration software helps teams organize, discuss and complete shared work. Teams at more than 119,000 customers, across large and small organizations — including Citigroup, eBay, Coca-Cola, Visa, BMW and NASA — use Atlassian's project tracking, content creation and sharing, real-time communication and service management products to work better together and deliver quality results on time. Learn more about products including Jira Software, Conuence, Stride, Trello, Bitbucket and Jira Service Desk at https://atlassian.com. Investor relations contact: Ian Lee, IR@atlassian.com  Media contact: Scott Rubin, press@atlassian.com